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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


[_]  Check box if no longer  subject to Section 16.

Form 4 or Form 5 obligations may continue. See Instruction 1(b).


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1.   Name and Address of Reporting Person*

     Granoff                         Gary                   C.
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     (Last)                           (First)             (Middle)

     747 Third Avenue
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                                    (Street)

     New York                        New York              10017
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     (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Ameritrans Capital Corporation (AMTC)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

     ###-##-####
________________________________________________________________________________
4.   Statement for Month/Year

     05/00
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          President
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock Par Value $.0001                                                                    198,142           D      (1)
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Common Stock Par Value $.0001                                                                     10,900           I      (2)
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Common Stock Par Value $.0001         5/11/00        J*            31,218        D      N/A            0           I      (3)
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Common Stock Par Value $.0001                                                                        261           I      (4)
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Common Stock Par Value $.0001                                                                     76,084           I      (5)
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Employee Stock
Options                                                      Pre-              Common
(Right to Buy)      $9.77                                    sently   1/11/04  Stock     30,000           30,000    D
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Explanation of Responses:

* Mr. Granoff held the shares transferred as trustee for certain family members and custodian for one child until these beneficiaries were entitled to receive their share pursuant to the term of their respective trust instruments and until his child reached the age of majority. The shares were re-issued in the names of the individual beneficiaries of the shares, and accordingly, Mr. Granoff no longer holds these shares as trustee or custodian.

(1) Does not include 24,933 shares owned directly and indirectly by Mr. Granoff's wife as to which he disclaims beneficial ownership.

(2) These shares are owned by Mr. Granoff and his father, mother and brother as trustee for the Granoff Family Foundation.

(3) Mr. Granoff formerly held these shares as trustee for certain family members and custodian for his children.

(4) These shares are held by GCG Associates Inc., a corpration controlled by Mr. Granoff.

(5) These shares are owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff.

     /s/  Gary C. Granoff                                    June 8, 2000
     -------------------------------                         ------------
          Gary C. Granoff                                        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.